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                             SEC FILE NUMBER 0-21782


                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                         THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2002

                       FLETCHER CHALLENGE FORESTS LIMITED
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                (Translation of Registrant's Name Into English)


             8 ROCKRIDGE ROAD, PENROSE, AUCKLAND, NEW ZEALAND 1020
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                   (Address of Principal Executive Offices)



      (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

      Form 20-F  [A]    Form 40-F

      (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes   [ ]       No  [A]

      (If "Yes is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)

      THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENTS ON FORMS F-3 (NOS. 333- 6526, 333- 8932 AND 333- 12726) AND S-8 (FILE NO. 33- 97728) OF
      FLETCHER CHALLENGE FORESTS LIMITED AND CERTAIN OF ITS SUBSIDIARIES AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FILED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.
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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 29 November 2002                  FLETCHER CHALLENGE FORESTS LIMITED



                                       /s/ PM Gillard
                                       ---------------------
                                       PM GILLARD
                                       SECRETARY
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[LOGO FLETCHER CHALLENGE
      FORESTS]

                                  NEWS RELEASE

       STOCK EXCHANGE LISTINGS: NEW ZEALAND, AUSTRALIA, NEW YORK (FFS).


                     CENTRAL NORTH ISLAND FOREST PARTNERSHIP
                             MANAGEMENT ARRANGEMENTS

Auckland, 29 November 2002 - Fletcher Challenge Forests (FCF) today confirmed that it was in discussion with the Receivers of the Central North Island Forest Partnership (CNIFP) regarding a new management structure for the CNIFP.

Chief Executive Terry McFadgen said "The exact shape of the new structure has not yet been determined, but the broad approach we are proposing is to establish an independent management company for CNIFP which will contract selected services back to FCF and other external service providers. One of the objectives is to ensure that the synergies and scale benefits arising from the co-ordinated operation of the CNIFP and FCF forest estates are preserved for the benefit of both parties."

He added that there were a number of other potential benefits with this approach, including its likely permanence through any change of CNIFP ownership. FCF would also benefit from a simplification of its current operations, and from having more flexibility to manage its own estate.

He noted that whilst the financial impacts of the proposed new arrangements would not be able to be determined until the final structure was agreed, the cost to FCF is expected to be at the bottom end of the $10-$20 million per annum range previously indicated, prior to any allowance for the benefits arising from the joint export marketing entity currently under discussion with Carter Holt Harvey and the Receiver.

Any new management arrangements will take some time to resolve and put in place, and would involve a structured transition.

Ends

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To:  BUSINESS EDITOR      From:        Mark Harris
                                       Manager, Investor Relations
                                       FLETCHER CHALLENGE FORESTS

Fax: AUTO                 Telephone:   64-9-571 9811
                          Mobile:      0274-958-309
                          Fax:         64-9-571 9871

Please note: If you do not receive 1 pages (including this page), or if the page is not readable, please call the sender immediately on telephone 64-9-571 9814.

Further information on Fletcher Challenge Forests can be found at http://www.fcf.co.nz.